As filed with the Securities and Exchange Commission on June 21, 2002

Application No. 22-28599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM T-3

For Applications for Qualification of Indentures
under the Trust Indenture Act of 1939

INTEVAC, INC.

(Name of Applicant)

3560 Basset Street
Santa Clara, California 95054

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS 6½% Convertible Subordinated Notes due 2009	AMOUNT Up to $30,599,000 principal amount

     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

Name and address of agent for service:	With copies sent to:

Kevin Fairbairn Intevac, Inc. 3560 Bassett Street Santa Clara, California 95054 (408) 986-9888	Herbert P. Fockler, Esq. Michael A. Occhiolini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

SIGNATURES
EXHIBIT INDEX

Page

Signatures	3
Exhibit Index	4

-i-

Explanatory Note

     This Amendment No. 4 to Form T-3 amends and restates (a) Section 2 of Intevac’s Form T-3 (file no. 22-28599), filed on May 8, 2002 (the “Form T-3”), as amended by Intevac’s Amendment No. 2 to Form T-3, filed on June 6, 2002, and (b) the contents of the application for qualification of the Form T-3, as amended by Intevac’s Amendment No. 1 to Form T-3, filed on May 24, 2002. Amendment No. 2 to Form T-3, filed on June 6, 2002, and Amendment No. 3 to Form T-3, filed on June 14, 2002.

2.	Securities Act Exemption Applicable.

     Section 2 of the Form T-3 hereby is amended and restated to read as follows:

     Pursuant to the terms set forth in the offering circular dated June 21, 2002 (the “Offering Circular”), a copy of which is filed as Exhibit T3E (1) hereto, and the related letter of transmittal, a copy of which is filed as Exhibit T3E (2) hereto (which, together with the Offering Circular, constitutes the “Exchange Offer”), Intevac, Inc. (“Intevac” or the “Applicant” or the “Company”) has proposed to exchange for each $1,000 principal amount of its 6½% Convertible Subordinated Notes due 2004 (the “Existing Notes”) $185 in cash (the “Cash Payment”) and $815 of its new 6½% Convertible Notes due 2009 (the “New Notes” and, together with the Cash Payment, the “Exchange Consideration”). The New Notes will be issued in denominations of $1,000 principal amount or integral multiples thereof. Intevac will pay cash for any fractional portion of a New Note that is less than $1,000 principal amount as a result of the exchange, after aggregating all Existing Notes tendered. Intevac is offering to exchange all of the outstanding $37,545,000 aggregate principal amount of Existing Notes under the Exchange Offer. Intevac will pay interest on the Existing Notes that are tendered and accepted for exchange that has accrued to the date of completion of the exchange. The Exchange Offer is conditioned on at least $30,000,000 principal amount of Existing Notes being tendered in the Exchange Offer. The New Notes are to be issued under the indenture to be qualified hereby (the “Indenture”). Intevac will extend the Exchange Offer to all holders of its outstanding Existing Notes.

     As the Exchange Consideration is proposed to be offered by Intevac to holders of its Existing Notes exclusively and solely in exchange for outstanding Existing Notes, the issuance of the New Notes by Intevac to the holders participating in the Exchange Offer is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a) (9) thereof. Intevac will not make any sales of the New Notes (i) other than pursuant to the terms of the Exchange Offer, or (ii) by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Existing Notes. No holder of the outstanding Existing Notes has made or will be requested to make any cash payment to Intevac in connection with the Exchange Offer.

Contents of application for qualification.

     The contents of the application for qualification hereby is amended and restated to read as follows:

     Contents of application for qualification. This application for qualification comprises:

     (a)  Pages numbered 1 to 8, consecutively.

     (b)  The statement of eligibility and qualification on Form T-1 of State Street Bank and Trust Company of California, as Trustee under the Indenture.(1)

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of such Trustee:

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(2)

Exhibit T3B	—	By-Laws of Intevac.(3)

Exhibit T3C	—	The Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(4)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1)	Offering Circular dated as of June 21, 2002.(4)

		(2)	Letter of Transmittal accompanying the Offering Circular.(4)

		(3)	Letter to Clients.(4)

		(4)	Letter to Broker-Dealers.(4)

		(5)	Notice of Guaranteed Delivery.(4)

		(6)	Press Release dated June 6, 2002.(5)

		(7)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.(6)

		(8)	Press Release dated May 8, 2002.(6)

		(9)	Investor Presentation.(6)

		(10)	Press Release dated June 20, 2002.(7)

Exhibit T3F	—	Cross-reference sheet.(1)

(1)	Incorporated by reference to Intevac’s Form T-3 (file no. 22-28599), filed on May 8, 2002.

(2)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (file no. 333-05531), filed on June 7, 1996.

(3)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(4)	Incorporated by reference to Intevac’s Amendment No. 4 to Schedule TO (file no. 5-48450), filed on June 21, 2002.

(5)	Incorporated by reference to Intevac’s Amendment No. 2 to Schedule TO (file no. 5-48450), filed on June 6, 2002.

(6)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule TO (file no. 5-48450), filed on May 8, 2002.

(7)	Incorporated by reference to Intevac’s Schedule TO-C, filed on June 20, 2002.

SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Intevac, Inc., a corporation organized and existing under the laws of California, has duly caused this amendment no. 4 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Clara, and State of California, on the 21st day of June, 2002.

(SEAL)	INTEVAC, INC.

By:	/s/	KEVIN FAIRBAIRN

Name:		Kevin Fairbairn
Title:		President and Chief Executive Officer

Attest:	/s/ CHARLES B. EDDY III
Name:	Charles B. Eddy III
Title	Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(1)

Exhibit T3B	—	By-Laws of Intevac.(2)

Exhibit T3C	—	The Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(3)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1)	Offering Circular dated as of June 21, 2002.(3)

		(2)	Letter of Transmittal accompanying the Offering Circular.(3)

		(3)	Letter to Clients.(3)

		(4)	Letter to Broker-Dealers.(3)

		(5)	Notice of Guaranteed Delivery.(3)

		(6)	Press Release dated June 6, 2002.(4)

		(7)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.(5)

		(8)	Press Release dated May 8, 2002.(5)

		(9)	Investor Presentation.(5)

		(10)	Press Release dated June 20, 2002.(6)

Exhibit T3F	—	Cross-reference sheet.(7)

(1)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (file no. 333-05531), filed on June 7, 1996.

(2)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(3)	Incorporated by reference to Intevac’s Amendment No. 4 to Schedule TO (file no. 5-48450), filed on June 21, 2002.

(4)	Incorporated by reference to Intevac’s Amendment No. 2 to Schedule TO (file no. 5-48450), filed on June 6, 2002.

(5)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule TO (file no. 5-48450), filed on May 8, 2002.

(6)	Incorporated by reference to Intevac’s Schedule TO-C, filed on June 20, 2002.

(7)	Incorporated by reference to Intevac's Form T-3 (file no. 22-28599), filed on May 8, 2002.